Alvotech
9, Rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg

July 31, 2025

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Tara Harkins
               Lynn Dicker

Re: **Alvotech**
        Form 20-F for Fiscal Year Ended December 31, 2024
        File No. 001-41421

Ladies and Gentlemen:

      This letter provides the response to the comment provided by the staff (the "***Staff***") of the Securities and Exchange Commission in its comment letter dated July 21, 2025 (the "***Comment Letter***") with respect to Form 20-F for Fiscal Year Ended December 31, 2024, filed on March 27, 2025, of Alvotech (the "***Company***"). The Staff's comment is repeated in bold and italics and is followed by the Company's response.

Form 20-F for Fiscal Year Ended December 31, 2024
Note 2.6 Revenue recognition, page F-14

1. ***We note your disclosure on pages 74-79 of your commercial partnerships that include licensing and other components. Please revise the notes to your financial statements in future filings to disclose the material terms of each of these arrangements, including your obligations under the agreements in accordance with IFRS 15.***

    Response: The Company acknowledges the Staff's comment and will revise the notes to its financial statements in future filings to disclose the material terms of each of its material commercial partnership agreements, including the Company's obligations under these agreements, in accordance with IFRS 15.

*   *   *   *

Please do not hesitate to contact me at +354 825 8464 or via e-mail at lindaj@alvotech.com if you have any questions.

Very truly yours,

_/s/__Linda Jonsdottir_____

Linda Jonsdottir
Chief Financial Officer

cc: Robert Wessman, Alvotech
        Tanya Zharov, Alvotech
        Divakar Gupta, Cooley LLP
        Katie Kazem, Cooley LLP